UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                            COMMISSION FILE NUMBER: 1-09255

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One): |X|Form 10-K  |_|Form 20-F  |_|Form 11-K |_|Form 10-Q |_|Form N-SAR
             For Period Ended:  June 30, 1999
             [] Transition  Report  on Form  10-K
             [] Transition Report on Form 20-F
             [] Transition Report on Form 11-K
             [] Transition Report on Form 10-Q
             [] Transition Report on Form N-SAR
                                  For the Transition Period Ended:______________
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Kuala Healthcare, Inc.

Former Name if Applicable:  Continental Health Affiliates, Inc.

Address of Principal Executive Office (Street and Number):  910 Sylvan Avenue

City, State and Zip Code:   Englewood Cliffs, N.J.  07632

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


              (a)   The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable effort or expense;
    |X|       (b)   The subject annual  report,  semi-annual  report, transition report on Form  10-K,  Form  20-F,  11-K or  Form N-SAR,  or portion  thereof,  will be filed on or  before the fifteenth calendar  day  following  the  prescribed  due date; or  the
                    subject  quarterly  report or  transition   report  on  Form
                    10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c)   The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant has operated without a chief financial officer for several months. The newly appointed chief financial officer is in the process of assuming that position. The absence of a chief financial officer and desire of the new chief financial officer to review the Form 10-K financial information has delayed completion of the Form 10-K.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                 Jack Rosen                     201              567-4600
                 (Name)                      (Area Code)      (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). |X|Yes |_|No

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     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? |X|Yes |_|No

         The determination of net income for the year ended June 30, 1999 has not yet been completed. However, the registrant may have had a loss in that fiscal year of as much as $7 million, compared with a loss of $3.2 million in the year ended June 30, 1998.
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                             KUALA HEALTHCARE, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         September 28, 1999                   By: /s/ Jack Rosen
    ------------------------------------             ---------------------------
                                                     Jack Rosen
                                                     President


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